INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933            Facsimile: (678) 840-2126

July 9, 2014

Mary Cole, Esq.

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 6

Filed July 2, 2014

File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Fund”) to follow-up on some of the issues that we discussed in our phone call on July 8, 2014.

1.                  Video: The video that we discussed was filmed at the offices of Ascendant (a branch office of Axiom Capital Management, Inc., the Fund’s managing broker dealer) earlier this year by a graphic design firm. The video was intended to be used to provide a brief introduction to the Fund and its management for registered representatives who the managing dealer solicited to sell the Fund’s securities. After filming, Ascendant and the Fund decided that the video would be distributed only to broker dealers and was not to be disseminated to investors. Given its limited use, the Fund and Ascendant determined that the video was not subject to review by FINRA or filing with the SEC because it was for broker dealer use only, and not for dissemination to potential investors. As a consequence, the video was not submitted to counsel to review. In this regard, one authority states:

An issuer’s communications to distributors and salesmen containing information and instructions with respect to the distribution of securities, if not designed to reach the public, need not be filed under 24(b). However, if the issuer sends pamphlets or other written sales material to dealers and salesmen to be passed on physically to prospective purchasers, Section 24(b) applies. Tamar Frankel, The Regulation of Money Managers, Mutual Funds and Advisers, 2nd Edition, Vol. 3, §25.02[B].

The video was posted by the graphic design firm on Vimeo as a way for Ascendant to share the video privately with its intended audience, being broker dealers. One could access the video only by an email containing a special link to the Vimeo site. Trent Schneiter, a securities principal at Ascendant, was concerned if posting the video on Vimeo would keep it private. Shortly after it was posted, he verified it could not be viewed by the general public by searching for the video on Vimeo’s site as well as through a number of search engines. Vimeo’s site provides a privacy setting which purports to render videos nonsearchable, and Mr. Schneiter verified that the nonsearchable setting had been enabled by the graphics design firm. At the time, he was comfortable that it could not be viewed by the general public. Mr. Schneiter discovered near the end of last week that the video showed up on major search engines, like Google. He discovered this while conducting a routine internet search on Ascendant and its sponsor clients as part of his duties as principal of Ascendant. He believes the video became available publicly when some search engines picked up the private link through the use of cookies; however, that has not been confirmed by Vimeo or any search engine. When Mr. Schneiter saw that the video was available through internet searches, he first left a voicemail at 2:57 p.m. CST on Thursday, July 3, 2014 with the graphic design firm, which had the passwords needed to make changes to the Vimeo posting, to remove the video from Vimeo. When he came to work on the next Monday morning, he checked to confirm that the video had been taken down and found that it was still available. He then immediately sent an email at 10:10 a.m. CST to the graphic design firm to remove the video from the Vimeo site, which they did by 11:00 a.m. CST that day.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

The Fund understands the staff’s concerns about the video, and has directed that Ascendant cease using it. The Fund does not believe that any individual investor has seen the video, and since no closings have taken place since April 30, 2014, no person has made an investment in reliance on any statements in the video. Under the circumstances, the Fund believes that a corrective letter to any participating brokers who might have seen the video, combined with delivery of the final prospectus which highlights the extent to which distributions are paid out of paid in capital, will be sufficient to cure any issues created by the video.

From a compliance perspective, the Fund and Ascendant will follow the same procedure with respect to presentations intended only for participating brokers (which are not required to be filed with the SEC or approved by FINRA) that it currently follows for advertising materials intended for investors, which is to obtain the approval of the Fund’s chief compliance officer and legal counsel before use. Routine communications between Ascendant and participating brokers will not be submitted for that review, and it will be the responsibility of the local principals of Ascendant (Trent Schneiter and Valerie Arroyos) to make a determination of whether a communication is in the nature of a routine communication or a promotional piece requiring a higher level of review. Examples of routine communications that would not be subject to higher review would be emails and other correspondence arranging meetings or calls, distributing prospectuses and amendments, dealing with investor qualification or subscription issues, etc. Ascendant has also explored other providers which provide more secure services for sharing content through the internet on a secure basis, and is switching to www.firmex.com or a similar service company, which will be used in the future to provide due diligence access to participating brokers and also to send out any broker-use only materials. Firmex is designed specifically for use with fundraising and private funds, and besides being more secure, has greater audit trail capabilities so that the Fund and Ascendant will be able track all use of materials posted through the site.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

2.                  2013 Amendment to Form N-2: By way of background, Fund personnel typically do not talk to investors, or even participating brokers. The Fund works primarily with its managing broker dealer, which interfaces primarily with participating broker dealers, and the participating brokers interface primarily with investors. Most interactions with participating broker dealers involve meetings, either in person, by conference call or by webinar, where the broker dealers can meet management of the Fund and ask questions. The meetings are primarily designed to enable the participating broker dealers to conduct due diligence on the Fund to determine whether it is something that they want to offer to their clients.

When the Fund’s 2013 post-effective amendment was not declared effective by April 30, 2013, the Fund notified its managing broker dealer at the time, which notified participating broker dealers, that no closings could take place until its post-effective amendment was declared effective. The Fund also informed the broker dealers that some pre-effective date marketing was permitted by means of the preliminary prospectus pursuant to Rule 430, which permits use of a preliminary prospectus if it “contains substantially the information required by the Act and the rules and regulations thereunder to be included in a prospectus meeting the requirements of section 10(a) of the Act for the securities being registered . . ..” Rule 430 is the basis for road shows and other pre-effective date marketing efforts that are a normal and long-standing part of the process by which offerings are marketed. Initially, the comments received from the SEC staff did not indicate that any material amendments would be needed, or that there would be an inordinate delay in obtaining effectiveness. During the comment period, particularly as it took longer than expected, the Fund directly, and through its managing broker dealer, provided updates on the comment and review process.

In late June, in response to staff concerns about the method of accounting for offering costs, the Fund decided to change its accounting for offering costs in a way that necessitated restating its prior financials. On June 25, 2013, Ms. Cole left me a voicemail requesting oral confirmation that all marketing efforts would cease due to the restatement, since the preliminary prospectus on file no longer met the standard for pre-effective date marketing under Rule 430. In a return call, I confirmed with Ms. Cole that the Fund would cease any marketing activities. The Fund notified the managing dealer the same day, and we understand participating broker dealers were provided informal notice the same day and formal notice the following day by the managing broker. The Fund and the managing broker also held a conference call with participating brokers to discuss the situation. The Fund indicated that it could not predict how long it would take the SEC to complete its review. Accordingly, the Fund reiterated its policy that it would allow any investor to rescind its subscription who did not want to wait until effectiveness of the registration statement. Approximately, 16% of subscriptions were rescinded. The Fund also stated that the manager (not the Fund) would pay any investor who did not rescind any distributions that it missed because closing of its subscription was delayed due to the delay in effectiveness.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

In the normal part of the offering process, the investors transmit their funds to the Fund’s transfer agent, Phoenix American, which holds the funds in escrow until a closing. For those investors whose subscriptions are accepted, the Fund holds periodic closings, at which the funds are released and the shares simultaneously issued to the investor. After April 30, 2013, but prior to the effective date of the amendment, prospective investors continued to remit funds to Phoenix American, where such funds were held in escrow. The Fund communicated to participating broker dealers, through its managing broker dealer, that any investor who wanted to rescind its offer prior to effectiveness of the post-effective amendment and prior to a closing could so. The Fund believes the law is clear that the deposit of funds into escrow subject to a material contingency does not constitute a sale of securities. See, e.g., Raiford v. Buslease, Inc., 825 F.2d 351 (11th Cir. 1987)(sale took place when investors funds released from escrow on May 28, 1981, not when they signed subscription documents on May 20, 1981; therefore, complaint filed on May 25, 1982 was not time-barred).

On August 1, 2013, the Fund’s post-effective amendment was declared effective. On August 2, 2013, the managing broker transmitted final prospectuses to participating dealers, who were required to confirm back to the managing broker that the final prospectuses had been received by their clients. The NASAA Omnibus Guidelines require that no sales can take place until at least five business days after the final prospectus has been delivered to the investor, which is actually a stricter prospectus delivery standard than under SEC regulations. The first closings took place on August 9, 2013 for any investors whose broker was able to confirm delivery of the final prospectus on August 2, 2013. Additional closings were held at different times thereafter for all funds in escrow as the five day delivery period could be confirmed. The manager followed through on its commitment to provide investors whose funds were in escrow distributions equal to what they would have received if the funds had been promptly invested in the Fund. The amount paid was $65,675.51. As a part of the closing process, a number of participating brokers requested that the managing broker provide them with documents to conveniently highlight the changes that were made to the prospectus. The Fund understood that the request was made to satisfy the broker’s internal due diligence requirements and to assist them in explaining the changes to their clients. As a result on August 9, 2013, the managing dealer emailed participating brokers three documents: a copy of the August 2, 2013 prospectus redlined to show changes to the March 9, 2012 prospectus; a one page summary of changes (other than the accounting restatement related to offering costs); and a letter that discussed the restatement, the process that was being used for closings, and reiterated the previous oral commitment to pay back distributions to investors whose funds had been held in escrow. I have enclosed copies of those three items with this letter.

3.                  2014 Amendment to Form N-2: For the 2014 post-effective amendment to its registration statement, the Fund has followed the same process described above with regard to its 2013 Amendment to the Form N-2, except that this year the Fund has not held any road show type events with brokers who are not currently participating brokers. Brokers who are participating brokers have continued to market the offering to their client base, and some investors have remitted funds into escrow at Phoenix American. No funds have been released from Phoenix American. The manager has orally committed to provide similar compensation to investors whose funds have been held in escrow as it provided in 2013. The Fund’s judgment is that the nature of the changes made to the prospectus in response to staff comments are not so material that marketing under Rule 430 is not permitted. The Fund does not believe the changes discussed last week relating to the degree to which distributions were made from paid in capital in the first quarter changes the analysis. The prospectus has multiple charts, as well as accompanying narrative disclosure, from which a reasonable investor can only conclude that distributions have been funded by the return of capital. The Fund has agreed to add additional disclosure to accentuate that fact, but that additional disclosure is not changing any statement contained in the preliminary prospectus, but is merely emphasizing a fact that was already disclosed in multiple places. The Fund expects to follow the same procedure it followed in 2013, which is distribute the final prospectus to all investors when it is available, and not to hold any closings until it receives confirmation from participating brokers that the final prospectus has been delivered to their clients at least five business days before the closing. As was the case in 2013, the Fund has permitted any investor who wants its money back prior to effectiveness of the registration statement to receive the return of its funds.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

4.                  State Rescissions. As mentioned, the Fund has made rescission offers to investors in two states, Washington and Maine. In both cases, the states require an annual fee to renew a registration under their coordinated offering process, and the Fund failed to pay the renewal fee by the annual renewal date in March 2013. As part of the process of renewing the registration in those states, it was discovered that a handful of sales had been made while the registration had lapsed in those states. In the case of Washington, the rescission offer involved one investor who purchased 5,000 shares on March 29, 2013, and another investor who purchased 2,500 shares on March 15, 2013. In the case of Maine, the rescission offer involved one investor who purchased 2,500 shares on March 15, 2013. Both states permit issuers to make rescission offers by letter. In all three cases, the investors declined the rescission offer.

5.                  Section 19(a) Notices. As we discussed, the Fund sends notices to its shareholders when it is able to estimate the percentage of each distribution is allocable to net investment income, realized gains or paid in capital. That typically occurs after the end of each quarter when its financial statements are close to completion. The Fund understood from discussions with the staff and others in the industry that this practice complies with Section 19(a). Certainly, there was no way during an accounting period for the Fund to know the allocation of distributions, and that is why it waits until the end of the period. I have enclosed a copy of the Fund’s notice to shareholders for distributions made during the first quarter of 2014, which was sent on or about April 30, 2014, which is representative of the format used for other notices.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 9, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 9, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer